FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2004

            (Indicate by check mark whether the registrant files or
                  will file annual reports under cover of Form
                              20-F or Form 40-F.)
                      Form 20-F __X___         Form 40-F _____

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commis sion pursuant to Rule 12g3-2(b)
                 under the Securities Exchange Act of 1934. )
                               Yes ____        No __X __

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC


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This Form 6-K consists of:

         An announcement on entering into coal supply agreement by Huaneng Power International Inc. ("registrant"), made on October 25, 2004, in English by the registrant.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                   HUANENG POWER INTERNATIONAL, INC.

                                   By  _______________________________
                                       /s/ Wang Xiaosong


                                   Name:   Wang Xiaosong
                                   Title:  Vice Chairman


Date: October 25, 2004



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                           OMITTED][GRAPHIC OMITTED]

          (a Sino-foreign joint stock limited company incorporated in the People's Republic of China)
                               (Stock Code: 902)


                     ENTERING INTO COAL SUPPLY AGREEMENTS

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On 22nd October 2004, the Company entered into agreements with Yangquan Coal
Group and Huating Coal Group respectively for purchase of coal.
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This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the
Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules").

Huaneng Power International, Inc. (the "Company") entered into an agreement with Yangquan Coal Group Limited Liability Company ("Yangquan Coal Group") on 22nd October 2004, pursuant to which Yangquan Coal Group will be providing the Company with anthracite and lean-meager coal amounting to 4.2 million tonnes,
4.8 million tonnes, 5.6 million tonnes, 7.0 million tonnes and 8.0 million tonnes; respectively for each of five years from 2005 to 2009 respectively. The Company and Yangquan Coal Group have determined the basic coal price for 2005, and the price increase/decrease ranges for the years thereafter.

On the same date, the Company entered into another agreement with Huating Coal Group Limited Liability Company ("Huating Coal Group"), pursuant to which Huating Coal Group will be providing the Company with high-quality thermal coal of 6.4 million tonnes each year from 2005 to 2007. The Company and Huating Coal Group have agreed on the basic contract price and determined the price increase/decrease ranges for the years thereafter.

Both of Yangquan Coal Group and Huating Coal Group are independent third parties not connected to the Company as defined in the Listing Rules and the transactions as contemplated by the aforesaid coal supply agreements do not constitute notifiable transaction or connected transaction under the Chapter 14 and Chapter 14A of the Listing Rules.

                                                    By Order of the Board
                                                         Huang Long
                                                      Company Secretary


As at the date of this announcement, the directors of the Company are:

Li Xiaopeng (Non-executive director)      ao Zongze (Independent director)
Wang Xiaosong (Non-executive director)    heng Jianchao (Independent director)
Huang Yongda (Exective director)          ian Zhongwei (Independent director)
Ye Daji (Non-executive director)          ia Donglin (Independent director)
Huang Jinkai (Non-executive director)     iu Jipeng (Independent director)
Liu Jinlong (Non-executive director)
Shan Qunying (Non-executive director)
Yang Shengming (Non-executive director)
Xu Zujian (Non-executive director)
Liu Shuyuan (Non-executive director)

Beijing, the PRC
25th October, 2004